[redacted]

08030327

AD* 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section
FEB 29 2008
Washington, DC
101

SEC FILE NUMBER
8- 65280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hill Street Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lorenzo D. Weisman (212) 326-2601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salibello & Broder LLP
(Name – *if individual, state last, first, middle name*)

633 Third Avenue, 13th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Lorenzo D. Weisman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hill Street Capital LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn before me on
27th day of February 2008

Signature

Managing Member
Title

DHANSINGHANI PRAKASH K
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DH6059993
Qualified in NASSAU COUNTY
COMMISSION EXP June 11,2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILL STREET CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007
With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Salibello & Broder LLP
Certified Public Accountants

CONTENTS

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

The Managing Members
Hill Street Capital LLC
New York, New York

We have audited the accompanying statement of financial condition of Hill Street Capital LLC (the "Company") as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Salibello & Broder LLP

February 27, 2008

HILL STREET CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Assets

Cash and equivalents	$ 195,542
Accounts receivable	163,526
Prepaid expenses and other assets	59,802
Prepaid income taxes	5,445
Deferred taxes receivable	5,785
Property and equipment, at cost less accumulated depreciation and amortization of $176,968	30,010
Security deposit	50,526
	$ 510,636

Liabilities and Members' Capital

Liabilities:	
Accounts payable and accrued expenses	$ 77,914
Deferred rent	799
Total liabilities	78,713
Members' capital	431,923
	$ 510,636

The accompanying notes are an integral part of this financial statement.

HILL STREET CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Note 1 - Organization and nature of business

Hill Street Capital LLC (the "Company") is incorporated in the State of Delaware. The Company specializes in providing investment banking and related financial advisory and consulting services to domestic and foreign-based companies.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Note 2 - Summary of significant accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Impairment of long-lived assets

The Company's method under current accounting rules for measuring impairment of long-lived assets is an undiscounted cash flow basis. The Company periodically reviews the carrying value of its long-lived assets for recoverability or whenever events or changes in circumstances indicate that such amounts have been impaired. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated decline in revenue or operating profit and a material decrease in fair value of some or all of the assets. If such impairment exists, the carrying value of the asset is reduced to its estimated fair value based on discounted cash flows. Such a review has been performed by management and does not indicate an impairment of such assets.

Note 2 - Summary of significant accounting policies (cont'd)

Operating leases

The lease for the Company's office facilities includes an abatement of one month of base rent. The unamortized excess of the actual rent paid over rent expense is recorded as deferred rent in the Statement of Financial Condition.

Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income taxes

Federal and state income taxes have not been provided since each member is individually liable for his own federal and state tax payments. The Company is responsible for New York City Unincorporated Business Taxes.

Deferred New York City Unincorporated Business Taxes result from the use of the accrual basis of accounting for financial statement purposes and the cash basis for tax purposes. The temporary differences, which give rise to deferred taxes, are accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses and deferred rent.

Note 3 - Property and equipment

At December 31, 2007, property and equipment consists of the following:

Leasehold improvements	$ 122,611
Computer equipment	50,872
Other equipment	33,494
	206,978
Less: accumulated depreciation and amortization	176,968
	$ 30,010

Note 4 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2006.

Note 5 - Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair values due to the short-term nature of these items.

The Company maintains all of its cash balances in one major financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

In the course of its business, the Company enters into engagements with domestic and international clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients. The Company estimates the allowances relating to accounts receivable based on historical collections trends, type of customer, the age of outstanding receivables and existing economic conditions. Past-due receivable balances are written-off when the Company's internal collection efforts have been unsuccessful in collecting the amount due.

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $116,829, which was $111,581 in excess of its required net capital of $5,248. The Company's aggregate indebtedness to net capital ratio was 0.67 to 1.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under sub-paragraph (k)(2)(i).

Note 7 - Commitments

The Company has a lease agreement for its general office facilities located in New York City. The lease expires April 30, 2008. The minimum annual rental commitments (exclusive of escalation clauses for real estate taxes and building operating expenses) are summarized as follows:

Year ended December 31,

For the year	Total
2008	$ 108,281

Note 8 - Limited liability company

Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

END